UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

TANTECH HOLDINGS LTD

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G8675X107

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G8675X107

1	Names of Reporting Persons
Tanbsok Group Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐ Not applicable
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
16,430,000(1)
	6	Shared Voting Power
None
	7	Sole Dispositive Power
16,430,000(1)
	8	Shared Dispositive Power
None
9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,430,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
76.06%(2)
12	Type of Reporting Person (See Instructions)
CO

Note:

(1)	Represents common shares directly held by Tanbsok Group Ltd. Ms. Yefang Zhang is the sole shareholder of Tanbsok Group Ltd.
(2)	The number of the common shares outstanding used in calculating the percentage is 21,600,000 as of the date hereof.

CUSIP No.	G8675X107

1	Names of Reporting Persons
Yefang Zhang(3)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
The Philippines
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
16,430,000(4)
	6	Shared Voting Power
None
	7	Sole Dispositive Power
16,430,000(4)
	8	Shared Dispositive Power
None
9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,430,000(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
76.06%(5)
12	Type of Reporting Person (See Instructions)
IN

Notes:

(3)	Ms. Yefang Zhang is a director of the Issuer and the spouse of the Chief Executive Officer and founder of the Issuer, Mr. Zhengyu Wang.
(4)	Represents common shares directly held by Tanbsok Group Ltd. Ms. Yefang Zhang is the sole shareholder of Tanbsok Group Ltd.
(5)	The number of the common shares outstanding used in calculating the percentage is 21,600,000 as of the date hereof.

Item 1.

(a)	Name of Issuer:

TANTECH HOLDINGS LTD.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China

Item 2.

(a)	Names of Persons Filing:

(i)	Tanbsok Group Ltd.

(ii)	Ms. Yefang Zhang (“Ms. Zhang”), who is the sole shareholder of Tanbsok Group Ltd.

Tanbsok Group Ltd. and Ms. Zhang are hereby collectively referred to as Reporting Persons.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Tanbsok Group Ltd. and of Ms. Zhang is Rm104, Block 18, Yijinghuayuan, Liandu District, Lishui City, Zhejiang Province, the People’s Republic of China.

(c)	Citizenship:

Tanbsok Group Ltd. is organized under the laws of British Virgin Islands. Ms. Zhang is a citizen of the Philippines.

(d)	Title and Class of Securities:

Common Shares

(e)	CUSIP No.:

G8675X107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Reporting Persons (1)

(a)	Amount Beneficially Owned	16,430,000(2)

(b)	Percent of Class:	76.06%(3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	16,430,000(2)

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	16,430,000(2)

(iv)	Shared power to dispose or to direct the disposition of:	0

Notes:

(1)	Tanbsok Group Ltd., a British Virgin Islands company, is the record owner of 16,430,000 common shares of the Issuer. Ms. Zhang is the sole shareholder of Tanbsok Group Ltd. Mr. Zhengyu Wang is the Chief Executive Officer and founder of the Issuer and the spouse of Ms. Yefang Zhang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. Zhang and Mr. Wang may be deemed to beneficially own all of the shares held by Tanbsok Group Ltd.

(2)	Represents 16,430,000 common shares held by Tanbsok Group Ltd.

(3)	The number of the common shares outstanding used in calculating the percentage is 21,600,000 as of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016	Tanbsok Group Ltd.

	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Director

/s/ Yefang Zhang
Yefang Zhang

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

[Signature page follows.]

Dated: February 17, 2016	Tanbsok Group Ltd.

	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Director

/s/ Yefang Zhang
Yefang Zhang

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